July 31, 2025

Kuangtao Wang
Chief Executive Officer and Chairman
NFT Limited
Office Q 11th Floor, Kings Wing Plaza 2,
No.1 Kwan Street, Sha Tin, New Territories
Hong Kong

       Re: NFT Limited
           Amendment No. 4 to Registration Statement on Form F-3
           Filed July 29, 2025
           File No. 333-284912
Dear Kuangtao Wang:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 17, 2025 letter.

Amendment No. 4 to Registration Statement on Form F-3
Exhibits

1. We note the revised legal opinion in response to prior comment 1. Please have Section
       4 of the legal opinion revised to opine that the debt securities, warrants, units and rights to purchase the Shares are binding obligations of the Company. In addition, we note that the legal opinion is limited to the laws of the Cayman Islands. However, to the extent that one of counsel's opinions is to the binding obligation of the debt securities, we note that the form of indenture with respect to senior debt securities and form of indenture with respect to subordinated debt securities are governed by the laws of New York. Please revise the opinion or provide a legal opinion addressing the
 July 31, 2025
Page 2

       laws of the State of New York accordingly. For guidance, please refer to Section
       II.B.1 of Staff Legal Bulletin No. 19 (CF).
       Please contact Irene Paik at 202-551-6553 or Sonia Bednarowski at 202-551-3666
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Crypto
Assets
cc:   Joan Wu, Esq.